THIS PAPER DOCUMENT IS BEING SUBMITTED PURSUANT
TO RULE 101(d) OF REGULATION S-T


                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549


                          SCHEDULE 13G


            Under the securities Exchange Act of 1934


                        Sequa Corporation
                        (Name of Issuer)


             Cumulative Convertible Preferred Stock,
                    Par Value $1.00 Per Share
                 (Title of Class of Securities)


                            817320302
                         (CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ X ] Rule 13d-1(b)
     [   ] Rule 13d-1(c)
     [   ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for the reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






_________________________________________________________________

CUSIP No. 817320302                                        13D
_________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
               THE GABELLI CONVERTIBLE SECURITIES FUND, INC.
               13-3523423
_________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                       ____
                                                  (a) /___/
                                                       ____
                                                  (b) /_X_/
_________________________________________________________________
(3)  SEC USE ONLY
_________________________________________________________________
(4)  CITIZENSHIP OR PLACE OF ORGANIZATION
               MARYLAND
_________________________________________________________________
                                        : (5) SOLE VOTING POWER
                                        :     25,000
                                        :________________________
                                        : (6) SHARED VOTING POWER
 NUMBER OF SHARES BENEFICIALLY          :     None
 OWNED BY EACH REPORTING                :________________________
 PERSON WITH                            : (7) SOLE DISPOSITIVE
                                        :     POWER
                                        :     None
                                        :________________________
                                        :(8) SHARED DISPOSITIVE
                                        :     POWER
                                        :     None
_________________________________________________________________
(9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          25,000
_________________________________________________________________
(10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9
     EXCLUDES CERTAIN SHARES*
          N/A
_________________________________________________________________
(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          6.06%
_________________________________________________________________
(12) TYPE OF REPORTING PERSON*
          IV
_________________________________________________________________
              *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.
     (a)  Sequa Corporation
     (b)  200 Park Avenue, New York, New York, 10166
ITEM 2.
     (a)  The Gabelli Covertible Securities Fund, Inc.
     (b)  One Corporate Center, Rye, N.Y. 10580
     (c)  Maryland
     (d)  Cumulative Convertible Preferred Stock, Par Value
          $1.00 per share
     (e)  Cusip # 817320302
ITEM 3.
     This statement is being filed pursuant to Rule 13d-1(b) by an Investment Company registered under Section 8 of the Investment Company Act.
ITEM 4.
     (a)  Amount beneficially owned: 25,000 shares.
     (b)  Percent of Class: 6.06%
     (c) (i) 25,000 shares. In accordance with the policies and procedures of the Reporting Person, the proxy voting committee of the Reporting Person exercises in its sole discretion the entire voting power with respect to all shares of the Issuer held and to be held by the Reporting Person until such committee otherwise determines. Accordingly, the investment adviser to the Reporting Person has no voting authority with respect to any shares held by the Reporting Person but continues to have sole dispositive power over such shares.
          (ii)   None.
          (iii)  None.
          (iv)   None.

ITEM 5.   Ownership of Five Percent or Less of a Class.
     Not applicable.
ITEM 6.   Ownership of More then Five Percent on Behalf of Another
          Person.
     As indicated in the response to Item 4 (c) (i), the investment adviser has sole dispositive power over all shares of the Issuer held by the Reporting Person.
ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

     Not applicable.

ITEM 8.   Identification and Classification of Members of the
          Group.

     Not applicable.

ITEM 9.   Notice of Dissolution of Group.

     Not applicable.

ITEM 10.  Certification.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:     February 14, 2000









                                   THE GABELLI CONVERTIBLE
                                   SECURITIES FUND, INC.



                                   By:_________________________
                                      Bruce N. Alpert
                                      Vice President & Treasurer